Exhibit 99.1

Cardiome Expands Partnership with Eddingpharm to Commercialize AGGRASTAT in China

NASDAQ: CRME   TSX: COM

VANCOUVER, Aug. 24, 2015 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that its subsidiary, Correvio International Sàrl, has entered into an exclusive license and supply agreement with Eddingpharm to distribute and commercialize AGGRASTAT® (tirofiban hydrochloride) in China. Finanicial terms of the agreement include milestone payments and minimum annual commercial commitments. The financial terms of the agreement are not disclosed.

"We look forward to expanding our relationship with Eddingpharm to include AGGRASTAT distribution alongside BRINAVESS®," said William Hunter, M.D., President and CEO of Cardiome. "The Chinese market is complex and it makes commercial sense to consolidate the distribution of our products to one partner. Eddingpharm plans to initiate phase I studies for BRINAVESS in the near-term, and upon successful completion, begin a registration Phase III program for BRINAVESS by year-end. By commercializing AGGRASTAT, Eddingpharm can focus on the customer relationships that will make both AGGRASTAT and BRINAVESS a success in China. Cardiome will work closely with all involved to ensure a smooth transition."

"We are pleased to have entered into this AGGRASTAT commercialization agreement with Cardiome," said Xin Ni, Eddingpharrm's founder, Chairman and CEO. "The addition of AGGRASTAT to our hospital product line reaffirms our commitment to bringing high quality products to our customers, while at the same time, is a stepping stone to buidling a leading cardiovascular franchise that also includes BRINAVESS."

AGGRASTAT is available in China as a 250μg/ml, 50ml vial concentrate solution for infusion. The product is indicated to reduce the rate of thrombotic cardiovascular events in patients with non-ST elevated acute coronary syndromes (NSTE-ACS) as well as to prevent ischemic complications as a result of coronary angioplasty procedures.

Cardiome and Eddingpharm first entered into a BRINAVESSdevelopment and commercialzation agreement in China, Taiwan, Macau and Hong Kong on December 19, 2014. Under the terms of that agreement, Eddingpharm provided Cardiome an upfront payment of US $1.0M and specific annual commercial goals for BRINAVESS. Cardiome is also eligible to receive regulatory milestone payments of up to US $3.0M. Other financial details have not been disclosed.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS®(vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed TREVYENT®, a development stage drug-device combination that is under development for Pulmonary Arterial Hypertension for European, the Middle East and Canadian markets.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About Eddingpharm
Founded in 2001, Eddingpharm is a fast growing specialty pharmaceutical company in the Chinese market, committed to actively introducing quality products into China's pharmaceutical market. The Company focuses on the development and promotion of pharmaceutical products in four therapeutic areas: clinical nutrition, oncology, antibiotics and respiratory system. Eddingpharm has established long-term cooperative relationships with a number of multinational pharmaceutical companies and overseas specialty pharmaceutical companies, and has built up a competitive product portfolio and pipeline in the four major therapeutic areas. Eddingpharm recently established its U.S. affiliate and set up a product development team with R&D capabilities in Los Angeles, CA, USA, to coordinate and communicate with leading global R&D institutions and explore opportunities for introducing innovative pharmaceutical products in China. The Company currently employs over 700 people.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: David Dean, Cardiome Investor Relations, (604) 677-6905 ext 311 or Toll Free: 1-800-330-9928, Email: ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 08:00e 24-AUG-15